UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                               LENOX BANCORP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    526253109
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                                 (CUSIP Number)



    John C. Lame, 1260 Hayward Avenue, Cincinnati, Ohio 45208, (513) 321-7405
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 3, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 526253109

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             John C. Lame
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     2       CHECK BOX IF A MEMBER OF A GROUP                         (a) [ ]
                                                                      (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

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   NUMBER OF      7      SOLE VOTING POWER
    SHARES               21,157 shares
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY       8      SHARED VOTING POWER
     EACH
   REPORTING      --------------------------------------------------------------
    PERSON         9      SOLE DISPOSITIVE POWER
     WITH
                          21,157 shares
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,839 shares
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             7.7%
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    14       TYPE OF REPORTING PERSON
             IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John C. Lame files this Amendment No. 6 to Schedule 13D solely to amend Item 4.

Item 4.  Purpose of Transaction

     Mr. Lame has on multiple occasions expressed to the Company's management concerns about the current and proposed composition of the Board - (i) that management's commitment in the 1999 Annual Report to add directors with certain skills, industry knowledge and contacts has not been honored; (ii) that the Board currently is not, and as proposed to be reconfigured could not be, representative of the Company's shareholders; and (iii) that the proposed elimination of the third class of directors violates the Company's Code of Regulations and Ohio law. Mr. Lame believes that Lenox's proxy materials filed with the SEC on May 1, 2000 fail accurately to reflect Lenox's requirements under applicable law relating to the number of directors entitled to be elected at the Company's Annual Meeting of Shareholders scheduled for May 24, 2000. Consequently, Mr. Lame is submitting nominations for election to Lenox's Board of Directors of Stephen N. Romanelli and Christopher H. Peterson, neither of whom own any shares of the Company. Mr. Lame understands that Guy E. Napier, Michael G. Burroughs and Jack H. Schmidt also may be nominating themselves for election to the Lenox Board. Mr. Lame intends to vote his shares in favor of the nominees mentioned in this Amendment No. 6 in accordance with regulations promulgated by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC").

     Mr. Lame may purchase additional shares of Common Stock of the Company in the open market or in private transactions or sell any or all of his shares of Common Stock of the Company. Any activity of Mr. Lame in his capacity as a shareholder of the Company may be subject to regulation by the OTS and the FDIC. Mr. Lame will advance proposals, and take actions or engage in transactions only if, as and when permitted by the OTS and FDIC regulations then applicable to him and to the extent applicable to him.

     Other than as set forth above, Mr. Lame has no plans or proposals which would relate to or result in actions under any of the following paragraphs of
Item 4 of Schedule 13D:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

     After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.



May 3, 2000                                  By:/s/ John C. Lame
                                                --------------------------------
                                                    John C. Lame